Via EDGAR (Correspondence)

June 13, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

Washington, D.C. 20549

RE:	Stifel Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 20, 2019
File No. 001-09305

Dear Ms. Miller and Mr. Nolan:

This letter sets forth the responses of Stifel Financial Corp. (the “Company,” “we,” “us” or similar terms) to the comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated May 8, 2019 with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2018.

For the Staff’s convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by our response in plain text.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Global Wealth Management, page 39

1.

We note that revenues generated from asset management and service fees were 25.2% of total revenues in 2018 and that your revenue growth for the year was attributable to growth in asset management and service fees. Given the significance of this revenue stream, please revise future filings to provide a rollforward of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows and market appreciation/depreciation to arrive at an ending AUM balance. Additionally, to the extent fee levels vary significantly by AUM product type (fixed income, equities, etc.), please disaggregate the AUM rollforward by the different products.

Response:

Please be advised that a significant part of our asset management and service fee revenues are derived from investment advisory fees that are charged based on the value of assets in fee-based accounts. Fees are charged in advance based on fixed rates applied to the value of the customers’ account at the end of the previous quarter.

Management does not currently utilize comprehensive rollforward information for fee-based assets to manage our business as substantially all of the asset management fees we earn on such assets are calculated based on point-in-time balances as of the end of the previous quarter. In addition, the current infrastructure, which supports the administration of our assets in fee-based accounts, is not a centralized platform and does not provide this information.

The Company included in its Annual Report on Form 10-K for the year ended December 31, 2018 the value of assets in its fee-based accounts, which management believes is a primary factor in the growth of this revenue stream. In future filings, the Company will continue to provide this quantitative information.

The Company will also provide other enhanced quantitative or qualitative information in future filings to the extent it determines such additional information explains changes in certain aspects of the Company’s results of operations or is otherwise meaningful to investors.

Notes to Consolidated Financial Statements

Consolidation Policies, page 80

2.

In your consolidation policy you reference ASU 2010-10; Consolidation, Amendments for Certain Investment Funds with regard to entities eligible for the deferral and in Note 28. Variable Interest Entities on page 130, you state that for certain other entities you review other relevant accounting guidance, which states that the general partner in a limited partnership is presumed to control the limited partnership. Tell us and revise your disclosures accordingly, as to how these provisions comply with ASC 810 and the issuance of ASU 2015-02; Amendments to the Consolidation Analysis.

Response:

We have investments or interests in other entities for which we must evaluate whether to consolidate by determining whether we have a controlling financial interest or are considered to be the primary beneficiary. Under our current consolidation policy, which complies with the provisions of ASC 810 as amended by ASU 2015-02, we consolidate those entities where we have the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity or the rights to receive benefits from the entity that could potentially be significant to the entity.

We determine whether we are the primary beneficiary of a variable interest entity (“VIE”) by performing an analysis of the VIE’s control structure, expected benefits and losses, and expected residual returns. This analysis includes a review of, among other factors, the VIE’s capital structure, contractual terms, which interests create or absorb benefits or losses, variability, related party relationships, and the design of the VIE. We reassess our evaluation of whether an entity is a VIE when certain reconsideration events occur. We reassess our determination of whether we are the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

In response to the Staff’s comment, we will revise our consolidation policies and variable interest entity footnote to reflect the above and remove references to the guidance under ASU 2010-10 starting with our Quarterly Report on Form 10-Q for the period ended June 30, 2019, and in other applicable future filings.

If you have any questions or comments regarding the above information, please do not hesitate to call me at (314) 342-7452 or email me at marischenj@stifel.com.

Sincerely,

/s/ James M. Marischen
James M. Marischen
Chief Financial Officer
(Principal Financial Officer)